SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Omniture, Inc.

(Name of Subject Company)

Omniture, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68212S109

(CUSIP Number of Class of Securities)

Shawn J. Lindquist

Chief Legal Officer

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

(801) 722-7000

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq.	Martin W. Korman, Esq.
Wilson Sonsini Goodrich & Rosati	Bradley L. Finkelstein, Esq.
Professional Corporation	Wilson Sonsini Goodrich & Rosati
701 Fifth Avenue, Suite 5100	Professional Corporation
Seattle, WA 98104	650 Page Mill Road
(206) 883-2500	Palo Alto, CA 94304
(650) 493-9300

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2009, as amended by Amendment No. 1 filed on September 30, 2009, and Amendment No. 2 filed on October 6, 2009 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Omniture, Inc., a Delaware corporation (“Omniture”), relating to the offer (the “Offer”) by Snowbird Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated September 24, 2009, as amended by Amendment No. 1 filed on September 30, 2009, and Amendment No. 2 filed on October 6, 2009 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Omniture, at a purchase price of $21.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2009, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 6. Interest in Securities of the Subject Company.

Item 6 is hereby amended and supplemented as follows:

Except as described below and except as disclosed in the Schedule 14D-9 previously filed by the Company, as subsequently amended, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
John R. Pestana	10/6/09	Bona fide gift to educational, charitable or other non-profit organization	71,172	$0.00
Joshua G. James	10/13/09	Transfer of common stock by way of gift to The James Family Charitable Remainder Trust	500,000	$0.00
Brett M. Error	10/15/09	Transfer of common stock by way of gift to The Error Family Charitable Trust	260,000	$0.00
Michael S. Herring	10/16/09	Acquired common stock under the Company’s 2006 Employee Stock Purchase Plan	155	$20.3585
Michael S. Herring	10/16/09	Exercise of employee stock options	12,338	$12.99
Michael S. Herring	10/16/09	Sale of common stock through a broker on the open market	12,338	$21.43

Item 8. Additional Information.

The ninth paragraph of the section of Item 8 captioned “Antitrust” is hereby amended and restated as follows:

Applicable German law provides that Parent and the Company are required to file a joint notification with the German Federal Cartel Office, and that the acquisition of Shares under the Offer may not be consummated until a waiting period of up to one (1) month after receipt of such notification has expired. Within such 1-month period the German Federal Cartel Office may request additional information, and could further extend the waiting period. Parent and the Company filed their notification with the German Federal Cartel Office on September 18, 2009, and the requisite clearance of the Offer and the consummation of the Merger has been obtained. Accordingly, the condition to the Offer that any waiting period or clearance, consent or approval under any other antitrust laws commercially reasonably required shall have expired, been terminated or be obtained has been satisfied.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNITURE, INC.

By:	/s/ Shawn J. Lindquist
Shawn J. Lindquist
Chief Legal Officer

Dated: October 19, 2009